EXHIBIT 99.2

mCloud Amends Existing Credit Facility with Addition of C$5 Million Accordion

CALGARY, AB, Nov. 25, 2021 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (NASDAQ: MCLD) ("mCloud" or the "Company"), a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions, announced today it is amending its credit facility with ATB Financial ("ATB").

The ATB credit facility is a C$5,000,000 margined, demand operating loan facility. This facility is available to pay out in full all indebtedness and liability owing to another financial institution, and thereafter, for the general corporate purposes of the Company. As part of the amendment, ATB is providing an additional C$5,000,000 via an accordion, subject to lender consent.

In consideration of ATB making available to mCloud additional advances under the credit facility, and subject to the approval of the TSX Venture Exchange, mCloud will grant to ATB non-transferable warrants to acquire up to 183,486 common shares at an exercise price of C$5.45 per share for a term not exceeding the earlier of three years and the term of the loan.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

With a worldwide presence and offices in San Francisco, Vancouver, Calgary, London, Perth, Singapore, and Beijing, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare.  With over 100 blue-chip customers and more than 62,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade in Canada on the TSX Venture Exchange and in the United States on the Nasdaq under the symbol MCLD. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

View original content:https://www.prnewswire.com/news-releases/mcloud-amends-existing-credit-facility-with-addition-of-c5-million-accordion-301432207.html

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/November2021/25/c3947.html

%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 19:04e 25-NOV-21